Exhibit 3.1

“ARTICLE V.

NUMBER OF DIRECTORS

The business of this corporation shall be managed by a board of directors consisting of not fewer than three, and not more than fifteen, persons, the exact number to be determined from time to time in accordance with the By-Laws. The directors will serve for a term of one year, and until their successors are elected and qualified, or with regard to any director until that director’s earlier death or resignation. If there is a vacancy, including a vacancy because of a newly created directorship, the person elected to fill that vacancy will serve until the next annual meeting of stockholders and until that person’s successor is elected and qualified.

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the preceding sentence, a director of the Corporation shall not be liable to the fullest extent permitted by any amendment to the Delaware General Corporation Law hereafter enacted that further limits the liability of a director.”